Exhibit 99.1
Industry Conditions
River Industry
     Key factors driving cargo movements in the Hidrovia Region are agricultural production and exports, particularly soybeans, from Argentina, Brazil, Paraguay and Bolivia, exports of Brazilian iron ore, regional demand and Paraguay and Bolivia imports of petroleum products. A significant portion of the cargos transported in the Hidrovia Region are export or import-related cargos.
     The Parana / Paraguay, the High Parana and the Uruguay rivers consist of over 2,200 miles of a single natural interconnected navigable river system serving five countries namely Argentina, Bolivia, Brazil, Paraguay and Uruguay. The size of this river system is comparable to the Mississippi river in the United States.
Dry Bulk Cargo
     Soybeans. Argentina, Bolivia, Brazil, Paraguay and Uruguay produced about 41.5 million tons, or mt, of soybeans in 1995 and an estimated 134.2 mt in 2010, a compound annual growth rate, or CAGR, of 8.1% from 1995. These countries account for an estimated 52% of world soybean production in 2010, up from only 30% in 1995.
     According to industry sources, within the five countries of the Hidrovia Region, area harvested in soybeans has increased from approximately 18.9 Mha (million hectares, 1 hectare = 2.47 acres) in 1995 to an estimated 46.5 Mha in 2010, a CAGR of 6.2%. Further, with advances in technology, productivity of farmland has also improved.
     The growth in soybean production has not occurred at the expense of other key cereal grains. Production of corn (maize) in Argentina, Bolivia, Brazil, Paraguay and Uruguay combined grew from 50.3 mt in 1995 to 81.5 mt in 2010, a CAGR of 3.3%. Production of wheat in these countries grew from 14.4 mt in 1995 to 18.8 mt in 2010, a CAGR of 1.8%.
     Iron Ore. In the Corumbá area in Brazil near the High Paraguay River, there are three large iron ore mines out of which two are owned by the international mining company Vale (following the 2009 acquisition of Rio Tinto’s assets) and the third one is owned by MMX Mineração & Metálicos S.A. (MMX). Their combined production of iron ore, which is entirely transported by barge, has grown from about 1.1 million mt (mmt) since 1999 to a 2009 estimate of about 4.1 mmt, a CAGR of 14.2%. Production in the first nine months of 2010 is 4.2 mmt, which would provide an annual increase of 38% if production were to continue at this rate in the fourth quarter. Iron ore prices have more thandoubled since the first six months of 2009, approaching pre-slowdown 2008 levels. Continued high iron ore prices during 2011 and 2012 would support continued growth in production of iron ore.
Oil transportation
     Paraguay has no indigenous sources of petroleum. Barges using the rivers in the Hidrovia Region are currently the preferred method of supplying Paraguay with crude and petroleum products, according to industry sources totaling between 1.1 million cubic meters to 1.3 million cubic meters per year in the last 7 years.

     All the petroleum products travel north to destinations in Northern Argentina, Paraguay and Bolivia, creating synergies with dry cargo volumes that mostly travel south.
Fleet developments and utilization
     In the last 10 years, the barge fleet in the Hidrovia Region has more than doubled, maintaining a high level of utilization. This has occurred not only due to the growth of production in the area, but also because cargo that in the past was transported by truck started to shift to river transport as the infrastructure developed. We believe that the available barge fleet in the area consists approximately of 1,890 barges (about 1,720 dry barges and 170 tank barges), in contrast with approximately 27,000 barges in the Mississippi River System in the United States.
     The following tables show the Hidrovia barge fleet and age profile as of 30 September 2010 and the future age profile of the barge fleet in 2015 assuming no new additions to the fleet. Similar tables are shown for the UABL fleet (the largest of the Hidrovia) and non-UABL fleet in 2010 and in 2015.
HIDROVIA FLEET — As of September 30, 2010

			Static Capacity
		Quantity	(dwt. or m3)	% Of Total Static
DESCRIPTION		(# units)	Tons	Capacity
Dry Barges	Company	1,719	2,759,986	100%
	UABL (Ultrapetrol)	533	900,770	33%
	Competitor A	209	313,500	11%
	Competitor B	200	315,364	11%
	Competitor C	172	258,000	9%
	Competitor D	134	248,570	9%
	Competitor E	159	210,332	8%
	Competitor F	52	98,000	4%
	Others	260	415,450	15%

Tank Barges		167	377,958	100%
	UABL (Ultrapetrol)	60	129,858	34%
	Competitor E	34	117,600	31%
	Competitor A	44	81,720	22%
	Others	29	48,780	13%

Total Hidrovia Fleet Histogram as of Sept. 30, 2010

Bin			Frequency	Cumulative %	%
0	5	5 or less	102	5.4%	5.4%
6	10	6 to 10	73	9.3%	3.9%
11	15	11 to 15	348	27.7%	18.5%
16	20	16 to 20	450	51.6%	23.9%
21	25	21 to 25	64	55.0%	3.4%
26	30	26 to 30	430	77.8%	22.8%
31	35	31 to 35	207	88.8%	11.0%
36	More	35 or more	212	100.0%	11.2%
			1,886		100.0%
Total Hidrovia Fleet Histogram as of Sept. 30, 2015

Bin			Frequency	Cumulative %	%
0	5	5 or less	—	0.0%	0.0%
6	10	6 to 10	102	5.4%	7.9%
11	15	11 to 15	73	9.3%	5.6%
16	20	16 to 20	348	27.7%	26.9%
21	25	21 to 25	450	51.6%	34.8%
26	30	26 to 30	64	55.0%	4.9%
31	35	31 to 35	430	77.8%	33.3%
36	More	35 or more	419	100.0%	32.4%
			1,886
UABL Fleet Histogram as of Sept. 30, 2010

Bin			Frequency	Cumulative %	%
0	5	5 or less	16	2.7%	2.7%
6	10	6 to 10	—	2.7%	0.0%
11	15	11 to 15	167	30.9%	28.2%
16	20	16 to 20	174	60.2%	29.3%
21	25	21 to 25	51	68.8%	8.6%
26	30	26 to 30	119	88.9%	20.1%
31	35	31 to 35	39	95.4%	6.6%
36	More	35 or more	27	100.0%	4.6%
Totals			593		100.0%

UABL Fleet Histogram Sept. 30, 2015

Bin			Frequency	Cumulative %	%
0	5	5 or less	—	0.0%	0.0%
6	10	6 to 10	16	2.7%	2.7%
11	15	11 to 15	—	2.7%	0.0%
16	20	16 to 20	167	30.9%	28.2%
21	25	21 to 25	174	60.2%	29.3%
26	30	26 to 30	51	68.8%	8.6%
31	35	31 to 35	119	88.9%	20.1%
36	More	35 or more	66	100.0%	11.1%
			593		100.0%
Non-UABL Fleet Histogram as of Sept. 30, 2010

Bin			Frequency	Cumulative %	%
0	5	5 or less	86	6.7%	6.7%
6	10	6 to 10	73	12.3%	5.6%
11	15	11 to 15	181	26.3%	14.0%
16	20	16 to 20	276	47.6%	21.3%
21	25	21 to 25	13	48.6%	1.0%
26	30	26 to 30	311	72.7%	24.1%
31	35	31 to 35	168	85.7%	13.0%
36	More	35 or more	185	100.0%	14.3%
			1,293		100.0%
Non-UABL Fleet Histogram as of Sept. 30, 2015

Bin			Frequency	Cumulative %	%
0	5	5 or less	—	0.0%	0.0%
6	10	6 to 10	86	6.7%	6.7%
11	15	11 to 15	73	12.3%	5.6%
16	20	16 to 20	181	26.3%	14.0%
21	25	21 to 25	276	47.6%	21.3%
26	30	26 to 30	13	48.6%	1.0%
31	35	31 to 35	311	72.7%	24.1%
36	More	35 or more	353	100.0%	27.3%
			1,293

     Freight levels have been much less cyclical than in ocean transportation since large charterers tend to fix a portion of their transportation requirements two to three years or more in advance reducing volatility in the market.
Mode Comparison
     Along with growth in production of commodities transported by barge in the Hidrovia Region, cost, safety and environmental incentives exist to shift commodity transport to barges.
Container Market in the Hidrovia.
     There is a growing container market in the Hidrovia consisting of import cargo to Paraguay that is transshipped via Argentinean or Uruguayan ports into river feeder services calling at Asuncion and other Paraguayan ports.
     In 2006, a total of about 20,700 containers were imported in Paraguay. Paraguayan imports grew to about 25,800 containers in 2007 and 28,500 containers in 2008. In the first nine months of 2009, about 16,600 containers were imported. Statistics for forth quarter 2009 and 2010 have not yet been published, but industry sources confirm that the total for 2010 will most probably exceed 35,000 containers imported.
     Inland barge transportation is generally the most cost efficient, safest and cleanest means of transporting bulk commodities as compared with railroads and trucks.
     According to a 2007 Texas Transport Institute study commissioned by the U.S. government, one Mississippi River-type barge (1,500 dwt) has the carrying capacity of about 15 railcars or 58 tractor-trailer trucks, and is able to move 576 ton-miles per gallon of fuel compared to 413 ton-miles per gallon of fuel for rail transportation or 155 ton-miles per gallon of fuel for tractor-trailer transportation. In the case of Jumbo barges (2,500 dwt) as many of UABL existing barges or the ones Ultrapetrol builds in its yard, these efficiencies are even larger. The study also shows barge transportation is the safest mode of cargo transportation, based on the percentage of fatalities or injuries and the number of hazardous materials incidents. Inland barge transportation predominantly operates away from population centers, which generally reduces both the number and impact of waterway incidents. According to industry sources, in terms of unit transportation cost for most dry bulk cargos, barge is cheapest, rail is second cheapest, and truck is third cheapest. There are clear and significant incentives to build port infrastructure and switch from truck to barge to reduce cost.
Offshore Supply Industry
     The market for offshore supply vessels, or OSVs, both on a worldwide basis and within Brazil, is driven by a variety of factors. On the demand side, the driver is the growth in offshore oil development / production activity, which in the long term is driven by the price of oil and the cost of developing the particular offshore reserves. Demand for OSVs is further driven by the location of the reserves, with fields located further offshore and in deeper waters requiring more vessels per field and larger, more technologically sophisticated vessels. The supply side is driven by the availability of the vessel type needed (i.e., appropriate size and technology), which in turn is driven by historical newbuilding patterns and scrapping rates as well as the current employment of vessels in the worldwide fleet (i.e., whether under long-term charter) and the rollover schedule for those charters. Technological developments also play an important role on the supply side, with technology such as dynamic positioning better able to meet certain support requirements.
     Both demand for and supply of OSVs are heavily influenced by cabotage laws (such as the U.S. Jones Act). Since most offshore supply activities occur within the jurisdiction of a country, they fall within that country’s cabotage laws. This distinguishes the OSV sector from most other types of shipping. Cabotage laws may restrict the supply of tonnage, give special preferences to locally flagged ships or require that any vessel working in that country’s waters be flagged, crewed, and in some cases, constructed in that country.
     OSVs generally support oil exploration, production, construction and maintenance activities on the continental shelf and have a high degree of cargo capacity and flexibility relative to other offshore vessel types. They utilize space above and below deck to transport dry and liquid cargo, including heavy equipment, pipe, drilling fluids, provisions, fuel, dry bulk cement and drilling mud.
     The OSV sector includes conventional supply vessels, or SVs, and platform supply vessels, or PSVs. PSVs are large and often sophisticated vessels constructed to allow for economic operation in environments requiring some combination of deepwater operations, long distance support, economies of scale, and demanding operating conditions. PSVs serve drilling and production facilities and support offshore construction and maintenance work for clusters of offshore locations and/or relatively distant deepwater locations. They have larger deck space and larger and more varied cargo handling capabilities relative to other offshore support vessels to provide more economic service to distant installations or several locations. Some vessels have dynamic positioning, which allows close station keeping while underway. PSVs can be designed with certain characteristics required for specific offshore trades such as the North Sea or deepwater Brazilian service.
     The industry OSV fleet (SVs and PSVs) has approximately 2,047 vessels, with about 190 vessels on order. About 40% of the existing vessels are 25 years or more in age.
Brazilian Offshore Industry
     Driven by Brazil’s policy of becoming energy self-sufficient as well as by oil price and cost considerations, offshore exploration, development and production activities within Brazil have grown. Brazil is becoming a major exporter of oil. Since most Brazilian reserves are located far offshore in deep waters, where large, technologically-sophisticated vessels are needed, today, Brazil is a world leader in deep drilling technology.
     The primary customer for PSVs in Brazil is Petrobras, the Brazilian national oil company. The Brazilian government has also allowed foreign companies to participate in offshore oil and gas exploration and production since 1999. Other companies active in Brazil in offshore oil and gas exploration and production industry include Total, Shell, BP, OGX, Repsol YPF and ChevronTexaco. The deepwater Campos Basin, an area located about 80 miles offshore, has been the leading area for offshore activity. Activities have been extended to the deepwater Santos and Espirito Santo Basins much more distant from the coast as well with activities now taking place in pre salt areas of water depths of over 9,000 ft. During 2008, 2009 and 2010, several significant discoveries have been made, which could easily double Brazilian oil reserves when confirmed.

     Petrobras has announced that it will increase the use of supply and special vessels from the current 254 vessels to 465 vessels by 2013. The Brazilian market has seen an increasing demand for PSVs since 2006 (prior to 2006 large PSVs in excess of 4,000 DWT were unusual in Brazilian waters), and now according to Petrobras, the demand for this type of vessel will grow significantly in the next three years.
     Day rates for PSVs larger than 4,000 DWT (large PSVs) have grown since 2006. Petrobras fixtures for large PSVs in Brazil for delivery in 2006 averaged about USD 17,500 per day, increasing to USD 23,000 per day in 2007, USD 32,000 per day in 2008, and an average USD 29,500 in 2009. During 2010, so far 14 large PSVs have been contracted by Petrobras for delivery in 2010 and 2011 at an average price of about USD 30,000 per day
     Deepwater service favors large modern vessels that can provide a full range of flexible services including dynamic positioning systems while providing economies of scale to installations distant from shore. Cabotage laws favor employment of Brazilian flag vessels. However, according to industry sources, many of the Brazilian flag PSVs and supply vessels are old, with approximately 32% of the national fleet are at least 20 years of age. Temporary authority is granted for foreign vessels to operate only if no Brazilian flag vessels are available. According to industry sources, there are a total of approximately 131 Brazilian flag offshore vessels of various types, including anchor handling tug / supply vessels, crew boats, and others. Seventy two are categorized as PSVs and SVs, including 19 large PSVs of 4,000 dwt or more. The current orderbook for Brazilian flag PSVs and SVs is approximately 21 vessels.
The North Sea Market
     The North Sea is a similarly demanding offshore market due to difficult weather and sea conditions, significant water depths, long distances to be traveled and sophisticated technical requirements.

     In 2000 and 2001, increases in oil prices led to increased North Sea exploration activity and higher OSV demand. Oil prices fell in early 2002, leading to questions regarding the sustainability of the higher oil prices and reduced exploration and development activity. Even with recovery in the West Texas Intermediate (“WTI”) price to an average of about $31 per barrel in 2003, North Sea exploration and development activity remained low. Low oil prices and availability of more attractive opportunities elsewhere resulted in a shift of activities by oil majors towards other regions. Oil prices continued their increase, with average WTI crude prices of about $42 per barrel in 2004, $57 per barrel in 2005, $66 per barrel in 2006, $72 per barrel in 2007 and $100 per barrel in 2008. Exploration and development activities increased. Major oil companies returned to the North Sea while the independents remained and increased their activities. WTI crude oil prices decreased from an average of $77 per barrel in October 2008 to an average of $45 during January-April 2009, then recovered to an average $70 per barrel for the remainder of 2009 and reached an average $78 per barrel in 2010. After a decrease in 2009, exploration and development activities decreased versus 2008, activity increased in 2010 leading to improved vessel earnings during the summer, with weaker earnings later in 2010 as the winter season approached.
Ocean Industry
Regional Cabotage Trades
     Voyages between two Argentine ports are regulated by the Argentine government as “cabotage” and require the use of an Argentine flag vessel or vessels operated under special permit by Argentine companies. Cabotage is used to mean both voyages between two national ports and laws that reserve such voyages for nationally operated vessels. Argentine registry requires that vessels be built in an Argentine shipyard or that import duty be paid, which increases the cost of new vessels versus foreign construction. The special permit described above allows younger foreign-built vessels to enter cabotage trades while retaining the Argentine nationality requirement for operations.
     Access to the Argentine coastal cabotage market is thus controlled by legal requirements which limit access to companies with a legitimate operating presence in Argentina and vessels registered or holding a special permit in Argentina.
     Regional tanker and container shipping market factors, including local demand factors and vessel supply information, are described below, reflecting market conditions in the primary area of employment for the vessels.
The Regional Tanker Market
Regional Oil Demand
     Argentina’s oil demand was estimated at about 594,000 barrels per day (“bpd”) in 2008, up from about 511,000 bpd in 2000, resulting in a 2000-2008 CAGR of 1.9%.
     Argentina’s refining capacity is largely located in the Plate River estuary near Buenos Aires. Crude oil from oil fields in southern Argentina is shipped to refineries near Buenos Aires by tankers. Coastal cities in Southern Argentina receive petroleum products by tankers from these refineries. Cabotage tankers are also used for lightering of international tankers (discharge of cargo to reduce draft)

and for short voyages within the Plate Estuary and Parana River. Vessels with IMO chemical classification (see below) are also used for Argentine or other regional voyages carrying petroleum products and chemicals such as styrene monomer.
Regional Tanker Fleet
     The following table includes about 23 vessels from 5,000 to 45,000 dwt believed to be active in Argentine cabotage trades.

	5,000	30,000
	to	to
	29,999	45,000		Chemical
Operator	dwt	dwt	Total	tankers
Ultrapetrol	3	2	5	2
Antares Naviera	3	1	4	2
Comando Transportes Navales	1	0	1	0
ENPASA	1	0	1	1
Horamar	5	0	5	2
Maritimos y Fluviales	1	0	1	0
National Shipping Corp	4	0	4	0
Navenor	1	0	1	0
PetroClipper	3	0	3	3
Sirius Tankers	1	0	1	0
Trans Ona	0	1	1	0
Total	23	4	27	10
Commercial Factors
     Entry to the coastal cabotage tanker markets is difficult for operators from outside of Argentina. Legal requirements for entry discussed above create barriers to entry. The distance from major tanker routes reduces tonnage availability for opportunistic trading. Major shippers of crude oil petroleum products and chemicals frequently obtain vessels on term contracts (time charters) to ensure stable access to quality tonnage. Short-term requirements for tankers are normally handled by direct negotiations between shippers of commodities and local tanker operators.
     As in most markets, freight cost and vessel charter rates are based on local supply and demand for vessels, alternative employment, and quality considerations. Most of the demand in the Argentine tanker market comes from major oil companies such as YPF, ExxonMobil/Esso, Shell and Petrobras. Vetting approvals require high standards for operators and equipment. Time charters are often used to ensure ready access to quality vessels.

The Regional Patagonian Container Shipping Trades
Regional Container Shipping Demand
     Coastal container shipping provides important north-south links between Buenos Aires and coastal ports in southern Argentina. Buenos Aires city and province have about 46% of Argentina’s population and are the centre of much economic activity. However, Argentine economic development programs encourage manufacturing in the southern Argentine region of Tierra del Fuego. Finished goods from the manufacturing are transported north from the port of Ushuaia to Buenos Aires for distribution. Most of the cargo in this service is containers transported by the major international lines containing components for manufacturing that are carried from China and other foreign ports of origin to Buenos Aires with transhipment to Ushuaia under feeder agreements with the major international lines. Cargo is also carried to and from other southern Argentine ports, such as Puerto Madryn, as demand requires.
     Container activity by sea is growing in the port of Ushuaia, as measured by container moves within the port. (Note: Container moves include both cabotage and international cargoes.) Container moves grew from 26,200 TEUs in 2000 to 58,900 TEUs in 2008. TEU denotes a twenty foot equivalent unit, a standard linear measurement used in quantifying container traffic flows. For example, one twenty-foot long container equals one TEU while one forty-foot container equals two TEUs. Reflecting lower demand due to Argentine and worldwide economic slowdown and reduced feeder traffic from ocean services, container moves decreased to 39,600 TEUs in 2009 and according to industry sources in 2010 it is expected that container movement in this trade will exceed 60,000 TEUs.
Regional Container Vessel Fleet
     Currently there are only two vessels believed to operate in the Argentine cabotage trades. Maruba SCA operates a 2008-built vessel. Since 2010, Ultrapetrol has operated one 2002-built vessel. Ultrapetrol has announced that it will add a second vessel to start service in the first quarter of 2011.
     Commercial Factors
     As discussed, entry to the coastal cabotage markets is difficult for operators from outside of Argentina. Legal requirements discussed above create barriers to entry. Vessels operating in this service must be owned or operated by a local shipowner and must be registered in Argentina or be on bareboat charter to an owner with the right to do so. Vessels must also be crewed by local crews.
     Ocean service to Ushuaia until 2010 was only provided by one company in a non regular cabotage service from Buenos Aires. The majority of the containers up to 2010 were carried by truck due to lack of a frequent ocean service.